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                                                                    EXHIBIT 16.1

May 29, 2003



Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Westech Capital Corporation and, under the date of March 15, 2003, we reported on the consolidated financial statements of Westech Capital Corporation and subsidiaries as of and for the years ended December 31, 2002 and 2001. On May 13, 2003, our appointment as principal accountants was terminated. We have read Westech Capital Corporation's statements included under Item 4 of its Form 8-K dated May 13, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Westech Capital Corporation's statements in paragraph 4(a)(1)(iii) or 4(a)(2)(i) included in Item 4.

Very Truly Yours,

/s/  KPMG LLP